EXHIBIT 24

                COMMON SHARE PURCHASES BY SCHOLEFIELD GOODMANN BV
                         ON THE AMSTERDAM STOCK EXCHANGE
                 BETWEEN JANUARY 16, 20023 AND JANUARY 21, 2003

Purchases on the Amsterdam Stock Exchange (all amounts other than number of shares in euros)

                    NUMBER OF COMMON      PRICE PER COMMON      TOTAL PURCHASE
                    SHARES PURCHASED         SHARE (euro)        PRICE (euro)

January 16, 2003        40,000                  88.90            3,556,000
January 17, 2003        25,000                  88.55            2,213,750
January 20, 2003        40,000                  88.20            3,528,000
January 21, 2003        30,000                  88.40            2,652,000
January 21, 2003        45,000                  88.30            3,973,500
                        ------                                   ---------
TOTAL                  180,000                                   15,923,250